UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the securities market legislation, hereby proceeds to notify the following:

OTHER RELEVANT INFORMATION

Pursuant to the terms and conditions of BBVA’s $1,000,000,000 5.862% Senior Non-Preferred Fixed-to-Fixed Rate Notes due 2026 (ISIN US05946KAK79 and CUSIP No. 05946K AK7 (the “Notes”)), issued on 14 September 2022, having obtained the prior consent from the Single Resolution Board, BBVA hereby announces its irrevocable decision to redeem in whole the Notes on 14 September 2025 (the “Redemption Date”), which coincides with the Reset Date of the Notes, as defined in the terms and conditions thereof.

The redemption price with respect to the Notes to be redeemed shall be an aggregate amount of $1,029,130,000 (the “Redemption Price”), which is an amount equal to 100% of the principal amount of the Notes to be redeemed, together with accrued but unpaid interest, if any, thereon to, but excluding, the Redemption Date. Pursuant to the terms and conditions of the Notes, because the Redemption Date is not a Business Day (as defined in the terms and conditions of the Notes), the Redemption Price with respect to the Notes shall not become due and payable on the Redemption Date and deposit of the Redemption Price will not be made on the Redemption Date. Instead, subject to the satisfaction of the conditions set forth in the indenture pursuant to which the Notes were issued, the Redemption Price with respect to the Notes will become due and payable and deposit of the Redemption Price will be made on the next succeeding day that is a Business Day (as defined in the terms and conditions of the Notes), which is 15 September 2025, with the same force and effect as if the Notes had become due and payable and the deposit of the Redemption Price had been made on the Redemption Date, and no interest shall accrue on the amount payable with respect to the Notes to be redeemed for the period from and after such Redemption Date.

Payment of the Redemption Price will be made upon presentation and surrender of the Notes to The Bank of New York Mellon, acting through its London Branch, as Paying Agent for the Notes, at the address below:

The Bank of New York Mellon

240 Greenwich Street

New York, New York 10286

United States

Attn: Bond Redemption Unit

Notes held through The Depository Trust Company (“DTC”) should be surrendered for redemption in accordance with DTC’s procedures therefor.

Madrid, 13 August 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 13, 2025	By:	/s/ Ignacio Echevarría Soriano
Name: Ignacio Echevarría Soriano
Title: ALM Director